                                                                    Exhibit 99.1

                        [ROYAL GROUP TECHNOLOGIES LOGO]

                  FIRST QUARTER REPORT ENDED DECEMBER 31, 2001


CHAIRMAN'S MESSAGE

Royal's first quarter financial results were in line with our expectations, reflecting successful execution of strategies employed to generate profitable growth, increase utilization of existing capacities, control of working capital requirements and curtail capital expenditures. We are proud to have attained sales growth of 9% during the quarter, when indicators of U.S. remodeling activity declined by 3%. Moreover, we take great pride in achieving positive free cash flow during the quarter, a quarter historically difficult to achieve strong cash flow, as it is the slower season in our industry.


RAPID INTEGRATION OF THE MARLEY ACQUISITION

In December, we completed the acquisition of Marley Mouldings, North America's largest manufacturer of polymer-based, cellular-foam decorative moldings and millwork. Marley's technology allows extrusion of products that are more dimensionally stable than wood, will not rot, will resist insect infestation and can be finished to very closely replicate the look of wood. Their products include decorative trim mouldings for both the inside and outside of the home, as well as components for window systems.

     The integration of Marley with Royal is proceeding rapidly and smoothly. Marley is beginning to enjoy the benefits of Royal's purchasing power, providing savings. Utilizing Marley's cellular foam technology, Royal's extensive window fabricator customer network is being introduced to a window system simulating wood, which we expect to gradually penetrate the $2 billion wood segment of the window marketplace. Marley's accomplished merchandising sales force that arranges point-of-purchase displays and provides product education to personnel at retail home improvement stores, is beginning to help merchandise other Royal consumer products.

CONTINUING TO BUILD ON A SOLID FOUNDATION

Establishing a greater presence for Royal with consumers in retail home improvement stores is a priority for us, representing a large opportunity to pull through incremental sales of consumer products. Look for the Royal crown as a symbol of innovation and quality.

     To augment our quest for increasing brand awareness, we will launch a new corporate web site in early March. www.royalgrouptech.com has been created to provide home owners, engineers, architects and investors an online experience that is rich with product details and fresh with each visit. Please visit us often, as you will be provided a wealth of information on operational developments.

     In recent months, we have introduced a series of new products, including our Gracious Living(TM) banquet table. These folding tables are lighter than wood, easy to store and easier to carry, making them a hit with homeowners who are looking for added table space for parties and backyard barbecues. Our unique approach to the market, which is estimated to be greater than $1 billion in size, has been very well received by retailers and homeowners alike. Our production capacity for these tables is now fully committed for 2002.

     In January, we received a Class A fire rating for our DuraSlate(TM) roof tiles, enabling us to begin marketing the tiles in Europe and in commercial projects in North America. The rating is the highest available for a building product and is indicative of the quality we build into each and every one of our new products.

     Our new industrial complex in Woodbridge provides us with the space we need to grow, as we introduce new products and continue to gain market share. It also affords us opportunities to increase efficiency, as we increase volume throughput in the new facilities. We are experiencing improved output rates from extrusion lines installed in the new complex, as a result of technological improvements.


OUTLOOK

The second quarter has started off positively, with sales of custom profiles returning to double-digit organic growth rates, receipt of strong opening orders for fencing and sheds, and with increasing demand for proprietary new products such as QuickStop(TM) fire protection pipe fittings. Raw material costs have continued to decline and we continue to improve the use of capital.

     We are on track to deliver free cash flow, improving returns on invested capital and a reduced ratio of funded debt to total capital in 2002. Moreover, the strategies we have employed to gain market share in core markets and penetrate new markets are unfolding successfully, positioning Royal for accelerating profit growth in the years ahead.

     Thank you for your support, as we continue to work together to position Royal for a very exciting future.



Vic De Zen
Chairman, President and C.E.O.
February 27, 2002

CONSOLIDATED
STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)

                                                       3 MONTHS       3 months
                                                         ENDED          ended
                                                       DEC. 31/01     Dec. 31/00
                                                      -----------    -----------
                                                      (UNAUDITED)    (unaudited)
Net sales                                              $ 384,220      $ 353,648
Cost of sales and operating expenses                    (305,920)      (281,241)
                                                       ---------      ---------
Operating margin                                          78,300         72,407
Amortization charges                                     (29,040)       (24,110)
Interest and financing charges                           (13,709)       (13,766)
                                                       ---------      ---------
Earnings before income taxes and minority interest        35,551         34,531
Income taxes                                             (10,665)       (11,422)
                                                       ---------      ---------
Earnings before minority interest                         24,886         23,109
Minority interest                                            (19)          (384)
                                                       ---------      ---------
Net earnings                                           $  24,867      $  22,725
                                                       =========      =========
Basic net earnings per share (note 4)                  $    0.27      $    0.25
                                                       =========      =========
Diluted net earnings per share (note 4)                $    0.27      $    0.25
                                                       =========      =========


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian dollars)

                                                       3 MONTHS       3 months
                                                         ENDED          ended
                                                       DEC. 31/01     Dec. 31/00
                                                      -----------    -----------
                                                      (UNAUDITED)    (unaudited)
Retained earnings, beginning of period                 $ 775,229      $ 657,792

Net earnings                                              24,867         22,725
                                                       ---------      ---------
Retained earnings, end of period                       $ 800,096      $ 680,517
                                                       =========      =========

CONSOLIDATED
STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars, except per share amounts)

                                                       3 MONTHS       3 months
                                                         ENDED          ended
                                                       DEC. 31/01     Dec. 31/00
                                                      (UNAUDITED)    (unaudited)
                                                      -----------    -----------
Cash provided by (used in):

Operating activities:
Earnings before minority interest                      $  24,886      $  23,109
Items not affecting cash                                  33,651         28,731
Change in non-cash working capital items                 (19,281)       (32,706)
                                                       ---------      ---------
                                                          39,256         19,134
Financing activities:
Increase in bank indebtedness                            106,973         60,911
Term debt repayments                                        (222)          (108)
Proceeds from issuance of shares under
   stock option plan                                      16,228             90
                                                       ---------      ---------
                                                         122,979         60,893
Investing activities:
Acquisition of property, plant and equipment             (28,575)       (74,837)
Acquisition of businesses                               (149,250)          (641)
Decrease (increase) in investments                         9,871           (434)
Increase in other assets                                    (200)            --
                                                       ---------      ---------
                                                        (168,154)       (75,912)

Effect of exchange rate changes                            5,919         (4,115)
                                                       ---------      ---------
Change in cash, being cash, end of period                     --             --


Operating cash flow, being earnings before
   minority interest plus items not
   affecting cash                                      $  58,537      $  51,840
                                                       =========      =========
Basic operating cash flow per share (note 4)           $    0.64      $    0.57
                                                       =========      =========
Diluted operating cash flow per share (note 4)         $    0.62      $    0.56
                                                       =========      =========
Free cash flow, being operating cash flow,
   less change in non-cash working
   capital items, less acquisition
   of property, plant and equipment                    $  10,681      $ (55,703)
                                                       =========      =========

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)

                                          DEC. 31/01   Sept. 30/01    Dec. 31/00
                                         (UNAUDITED)    (audited)    (unaudited)
                                         -----------   -----------   -----------
ASSETS
Current assets:
Accounts receivable                      $  369,930    $  370,030    $  327,189
Inventories                                 465,799       420,597       442,093
Prepaid expenses and deposits                32,922        30,609        27,293
                                         ----------    ----------    ----------
                                            868,651       821,236       796,575

Property, plant and equipment             1,692,446     1,604,499     1,520,118
Future income tax assets                     24,047        22,847        20,826
Goodwill and other assets                   282,870       245,729       246,864
                                         ----------    ----------    ----------
                                         $2,868,014    $2,694,311    $2,584,383
                                         ==========    ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness                        $  512,340    $  405,367    $  391,456
Accounts payable and accrued liabilities    219,764       211,472       241,777
Term debt due within one year                24,635        24,635           479
                                         ----------    ----------    ----------
                                            756,739       641,474       633,712

Term debt                                   547,142       544,861       547,700
Future income tax liabilities               132,601       127,487       123,336
Minority interest                            18,875        18,802        19,951

Shareholders' equity:
Capital stock                               625,004       608,776       605,802
Retained earnings                           800,096       775,229       680,517
Currency translation adjustments            (12,443)      (22,318)      (26,635)
                                         ----------    ----------    ----------
                                          1,412,657     1,361,687     1,259,684
                                         ----------    ----------    ----------
                                         $2,868,014    $2,694,311    $2,584,383
                                         ==========    ==========    ==========


On behalf of the Board:



Director                                Director
Vic De Zen                              Ron Goegan
Chairman, President and C.E.O.          Chief Financial Officer

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts)

1.   CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the accounts of Royal Group Technologies Limited, its subsidiaries and its proportionate share of its joint ventures.

     In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2001 and the results of operations and cash flows for the three month periods ended December 31, 2001 and 2000.

     Currently the Company operates substantially in the North American renovation, remodeling and construction markets, which are seasonal. Accordingly, approximately three-fifths of Company's net sales and operating margin and two-thirds of its net earnings occur in the last two quarters.


2.   CHANGE IN ACCOUNTING POLICIES

Except as outlined below, the Company's accounting principles remain unchanged from the most recent fiscal year ended September 30, 2001. For details, please refer to note 1 of the Company's 2001 annual report.

     In August 2001, the Accounting Standards Board of the CICA issued Handbook
Section 3062, Goodwill and Other Intangible Assets. The Company has adopted this effective October 1, 2001. In accordance with the requirements of Section 3062, this change in accounting policy has not been applied retroactively and the amounts presented for prior periods have not been restated.

     Section 3062 replaces the requirement to amortize goodwill with a requirement to test for impairment annually at a reporting unit level. Any impairment loss would be charged against current period earnings and shown as a separate line item in the statement of earnings. As of the date of adoption of
Section 3062, the Company had unamortized goodwill in the amount of $187M which is no longer being amortized. This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $1.4M for the period ended December 31, 2001. No impairment loss has been recorded in the quarter ended December 31, 2001.

     Section 3062 requires transitional disclosure of reported net income exclusive of amortization expense related to goodwill that will no longer be amortized for each period presented. Also required is a reconciliation of reported net income to adjusted net income as well as per-share amounts. This disclosure is presented in note 5.


3.   SEGMENT REPORTING INFORMATION

                                                  Products        Support        Intra-
                                                   Segment        Segment        Group       Consolidated
                                                 ----------     ----------     ----------    ------------
For the quarter ended December 31, 2001
Net sales                                        $  368,790     $  147,830     $ (132,400)    $  384,220
Operating margin                                     34,404         43,896                        78,300
Amortization charges                                 20,303          8,737                        29,040
Acquisition of property, plant and equipment         19,678          8,897                        28,575
Property, plant and equipment                       812,775        879,671                     1,692,446
                                                 ----------     ----------                    ----------
Total assets                                      1,668,848      1,199,166                     2,868,014
                                                  =========      =========                     =========

For the quarter ended December 31, 2000
Net sales                                        $  342,442     $  182,206     $ (171,000)    $  353,648
Operating margin                                     39,197         33,210                        72,407
Amortization charges                                 16,705          7,405                        24,110
Acquisition of property, plant and equipment         31,731         43,106                        74,837
Property, plant and equipment                       676,172        843,946                     1,520,118
                                                 ----------     ----------                    ----------
Total assets                                      1,395,860      1,188,523                     2,584,383
                                                  =========      =========                     =========


Net sales by geographic region for the 3 months ending December 31, 2001 were 60% to the U.S. (2000 - 55%), 30% to Canada (2000 - 32%) and 10% to foreign markets (2000 - 13%).


4.   EARNINGS PER SHARE

Basic and fully diluted net earnings per share have been calculated using the weighted average and maximum dilutive number of shares outstanding during the period of 91,514,713 (2000-90,775,079) and 93,675,448 (2000 - 92,635,336)
respectively. As at December 31, 2001, the Company had outstanding 15,935,444 multiple voting shares, 76,696,696 subordinate voting shares, and 9,763,697 options to acquire subordinate voting shares under the Company's employee stock option plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts)





5.   GOODWILL AND OTHER INTANGIBLE ASSETS - ADOPTION OF SECTION 3062

                                                        3 MONTHS       3 months
                                                         ENDED          ended
                                                       DEC. 31/01     Dec. 31/00
                                                       ----------     ----------
Reported net earnings                                   $24,867        $22,725
Add back amortization of goodwill                            --          1,398
                                                        -------        -------
Adjusted net earnings                                   $24,867        $24,123
                                                        =======        =======

Basic net earnings per share:
   Net earnings                                         $  0.27        $  0.25
   Amortization                                              --           0.01
                                                        -------        -------
   Adjusted net earnings                                $  0.27        $  0.26
                                                        =======        =======
Diluted net earnings per share:
   Net earnings                                         $  0.27        $  0.25
   Amortization                                              --           0.01
                                                        -------        -------
   Adjusted net earnings                                $  0.27        $  0.26
                                                        =======        =======


6.   BUSINESS DEVELOPMENT

During the quarter ended December 31, 2001, the Company acquired the assets and business of Marley Mouldings LLC ("Marley"). Marley is the largest U.S. manufacturer and marketer of mouldings and millwork made from polyvinylchloride and polystyrene using cellular/foam extrusion technology. Marley is located in Marion, Virginia.

     The purchase closed on December 10, 2001 for a cash priceof U.S. $88 million based on the net tangible assets having a value of U.S. $59 million. The results of Marley have been included in the company's financial statements as of this date.

The acquisition is summarized below:

Working capital                                                        $ 21,845
Property, plant and equipment                                            72,130
                                                                       --------
                                                                       $ 93,975

Intangible assets                                                         7,327
Goodwill                                                                 38,864
                                                                       --------
Total purchase price                                                   $140,166
                                                                       ========


Intangible assets relate to patents and trademarks that continue to be amortized over their estimated useful lives.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS


QUARTER ENDED DECEMBER 31, 2001, AS COMPARED TO THE QUARTER ENDED DECEMBER 31, 2000

Consolidated net sales for the first quarter were $384 million compared to $354 million recorded during the same period in 2000 representing a 9% increase. The overall sales increase was primarily due to unit volume increases in major product categories and the addition of sales from newly acquired Marley Mouldings LLC ("Marley"). Excluding the acquisition of Marley in December, the growth was approximately 6%, consistent with expectations for the quarter.

     Product segment sales for the quarter, excluding Marley increased $16 million or 5% to $359 million. The segment growth rate was led by the following:
Housewares and Furniture increased 45% in a normally off-season period, due to higher unit volumes and the introduction of several new products. Siding and Roofing product sales increased 18%, due to unit volume increases and slightly higher unit selling prices, while sales of Pipe and Fittings increased 17% due to higher unit volumes. The following offset the net overall increase: Royal Building Systems and Foreign Operations decreased 12% due to lower volumes reflecting the Argentine situation and the timing of projects in Mexico. Window Covering products decreased 8% compared to last year as competition from the Far East provided downward pressure on selling prices in some product lines.

     Support segment sales for the quarter decreased $34 million or 19% to $148 million. Sales in the Support segment are largely eliminated on consolidation due to the nature of the Group's vertical integration. Sales of Materials grew 7% reflecting volume growth in the Product segment. Sales in Machinery & Tooling declined 37% to $17 million as the Group's recently added capacities slow the need for near term additions. As anticipated, sales in the Services category decreased 49% to $32 million, primarily due to the substantial completion of the industrial complex in Woodbridge.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


     During the quarter, sales to non-Canadian customers including foreign based sales and exports from Canadian operations increased to 70.1% or $269.4 million of total sales from 67.6% or $239.2 million for the same period last year. The increase was primarily due to increased exports to the US and the acquisition of Marley, a US based operation.

     The Group's overall operating margin (or "EBITDA") for the quarter ended December 31, 2001, increased by $5.9 million or 8.1% to $78.3 million compared to $72.4 million last year. EBITDA as a percentage of sales was 20.4% compared to 20.5% last year.

     Raw material costs as a percentage of sales decreased to 42.1% from 43.4% last year due to lower material costs in the support segment and was slightly offset by sales mix in the product segment to more material intensive categories (i.e. Pipe & Fittings and Housewares & Furniture). Labor costs and other manufacturing costs increased slightly as a percentage of sales to 14.0% and 12.0%, as compared to 13.4% and 11.1% respectively last year. This increase was due to: lower unit production volumes as we continue to reduce inventory levels with a careful balancing of production efficiencies, and higher amortization costs as a result of the Group's capital expenditure program over the past three years, adding capacity prior to demand. Selling and distribution costs increased to 12.1% of sales compared to 11.4% last year due to increased volumes shipped into the US market (i.e. higher distribution cost per unit) and an increased reserve for doubtful accounts. General and administration costs as a percent of sales remained unchanged at 6.9%.

     Product segment EBITDA, for the quarter ended December 31, 2001 decreased to $34.4 million compared to $39.2 million last year. EBITDA as a percentage of sales decreased to 9.3% from 11.4% last year. The decrease was due to sales mix for the quarter to more material intensive categories and slightly lower fixed cost absorption due to the current inventory reduction program. Support segment EBITDA for the quarter ended December 31, 2001, increased by $10.7 million to $43.9 million compared to $33.2 million last year. EBITDA as a percentage of sales increased to 29.7% from 18.2% due primarily to lower raw material costs experienced in the Materials category.

     Amortization expense was $29.0 million, an increase of $4.9 million from $24.1 million for the same period last year, reflecting the forth quarter completion last year of the Group's industrial complex in Woodbridge. In the Products segment amortization as a percentage of sales was 5.5%, which increased from 4.9% last year, due to added capacities in Custom Profile and Pipe & Fittings product lines. In the support segment amortization expense as a percentage of sales was 5.9%, which increased from 4.1% last year, due to added capacities in the Materials and Services categories. Effective October 1, 2001 the Company adopted new CICA Handbook Section 3062, Goodwill and Other Intangible Assets (see note 2 to the accompanying quarterly financial statements). This change in accounting policy resulted in a reduction in amortization charges related to goodwill of $1.4 million for the quarter ended December 31, 2001 (see note 5 to the accompanying quarterly financial statements).

     Interest and financing charges decreased as a percentage of sales to 3.6% from 3.9% last year. Interest expense decreased by $57,000 from $13.8 million, due to lower rates on floating rate debt and was offset with less interest capitalized to assets under construction, $1 million compared to $3 million during the same quarter last year.

     During the quarter income tax expense as a percentage of earnings before income taxes decreased to 30% from 33% last year. The rate is consistent with the Group's overall expected effective rate for fiscal 2002 of 30%.

     Net earnings during the quarter increased $2.1 million or 9.4%, to $24.9 million or 6.5% of sales, from $22.7 million or 6.4% of net sales last year. On a fully diluted basis, earnings per share for the period was $0.27 compared to $0.25 for the same period in the prior year. The average number of shares outstanding for the quarter on a fully diluted basis was approximately 93.7 million or approximately 1.0 million higher than prior year.


LIQUIDITY AND CAPITAL RESOURCES

During the period the Group generated cash flow of $58.5 million or $0.62 diluted cash flow per share, an increase of $6.7 million or 13% over the $51.8 million or $0.56 per share for the previous year. Free cash flow (defined as cash flow from operations less change in non-cash working capital items, less acquisition of property, plant and equipment) generated during the period of $10.7 million represents an increase of $66.4 million over prior year cash flow use of $55.7 million. This is the first time the Group has been able to generate positive free cash flow in the first quarter since going public in November 1994. This free cash flow along with additional operating loans of $107 million were used to finance the acquisition of businesses of $149 million (primarily Marley) and the acquisition of equipment of $28.6 million. Due to the seasonal nature of the Building Products Industry the first and second quarters are traditional periods of working capital buildup for spring demand. Non- cash working capital was $649 million at December 31, 2001 compared to $610 million as at September 30, 2001. At December 31, 2001, approximately $226 million was drawn on the bank credit facility and $280 million of commercial paper was drawn. The Group's $700 million bank credit facility, which also acts as backup credit to its commercial paper outstanding, was effectively 72% utilized. This increase was directly related to the U.S. $88 million acquisition price for Marley. The funded debt to total capitalization ratio was 43.1% at December 31, 2001 compared to 41.4% at September 30, 2001. Management believes that the Company's anticipated operating cash flow and available credit under its existing financing arrangements are sufficient to meet its working capital and capital spending requirements, as well as debt service requirements, including the seasonal natures thereof.

CORPORATE DIRECTORY

CORPORATE OFFICE:                   TRANSFER AGENTS AND REGISTRARS:             SHAREHOLDER INQUIRIES
-----------------                   -------------------------------             ---------------------
Royal Group Technologies Limited    Computershare Trust Company of Canada       Responses to shareholder inquiries as
1 Royal Gate Blvd.,                 100 University Avenue, 9th Floor            well as information published by the
Woodbridge, Ontario                 Toronto, Ontario M5J 2Y1                    Company for its shareholders and others,
Canada L4L 8Z7                      Tel: 1-800-663-9097 or (416) 981-9633       including annual reports, quarterly
                                    Facsimile: (416) 981-9507                   reports and annual information forms may
Telephone: (905) 264-0701           E-mail: caregistryinfo@computershare.com    be obtained from:
Facsimile: (905) 264-0702
                                    Co-Transfer Agent (U.S.A.)                  Investor Relations
SHARES LISTED ("RYG"):              Computershare Trust Company, Inc.           Royal Group Technologies Limited
Toronto Stock Exchange,             12039 W. Alameda Parkway, Site 2-2          1 Royal Gate Blvd.,
New York Stock Exchange             Lakewood, CO 80228                          Woodbridge, Ontario L4L 8Z7
                                    Tel: (303) 956-5400                         Telephone: (905) 264-0701
INDEX LISTINGS                      Fax: (303) 986-2444                         Facsimile: (905) 264-0702
TSE100 Index                                                                    E-mail: info@royplas.com
TSE300 Index                                                                    Web site: www.royalgrouptech.com
Morgan Stanley World Index


TRADING DATA

                       High             Low             Close          Volume
                      (TSE)            (TSE)            (TSE)        (in 000's)
                    --------         --------         --------       ----------
Fiscal 2001
Q1                  $C 31.40         $C 16.10         $C 18.75         12,740*
Q2                     27.20            18.55            23.25         12,135*
Q3                     29.50            20.00            27.95         12,739*
Q4                     30.00            19.94            23.95         12,763*

Fiscal 2002
Q1                     29.49            21.90            29.38         17,216*

---------------
*TSE, NYSE


FORWARD LOOKING STATEMENTS:

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. By their nature, these forward-looking statements involve known and unknown risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of construction activity, changes in product costs and pricing, an inability to achieve or delays in achieving savings related to the cost reductions, consolidation and restructuring programs, changes in product mix, the growth rate of the markets into which Royal's products are sold, market acceptance and demand for Royal's products, changes in availability or prices for raw materials, pricing pressures resulting from competition, difficulty in developing and introducing new products, failure to penetrate new markets effectively (particularly markets in developing countries), the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange contracts, limitations on foreign investment in local business and other political, economic and regulatory risks, difficulty in preserving proprietary technology, changes in environmental regulations, currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. Statements made in this document are made as of February 27, 2002 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

                        [ROYAL GROUP TECHNOLOGIES LOGO]